UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, further to the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 22, 2024 and the announcement made on March 25, 2024 in relation to the declaration of a cash dividend in an aggregate amount of USD $120 million, payable in four equal installments in USD (of USD $30 million each installment), with the first installment on June 18, 2024, the second installment on September 17, 2024, the third installment on December 11, 2024 and the fourth and last installment on March 11, 2025, holders of Cemex Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) as of the record date of June 17, 2024, will be entitled to receive the first installment of the cash dividend (USD $30 million). Each ADS represents 10 CPOs.

Cemex will proceed to make payment of the first installment of the cash dividend at the rate of approximately USD $0.000689 per share, against the delivery of coupon 151 (one hundred and fifty-one) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. CPO holders will receive approximately USD $0.002067 per CPO and ADS holders will receive approximately USD $0.020670 per ADS in the first installment of the cash dividend. Cemex intends to announce the corresponding final dividend amounts per share, CPO, and ADS for the first installment no later than June 14, 2024.

The first installment of the cash dividend should be paid to holders of bearer shares and CPO holders on June 18, 2024 in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on June 14, 2024. ADS holders are expected to receive payment of the first installment of the dividend on or around June 26, 2024. The last day to acquire CPOs and ADSs with dividend payment rights will be June 14, 2024, respectively.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: June 7, 2024	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller